United States securities and exchange commission logo





                          October 12, 2021

       Jason Katz
       Chief Executive Officer
       Paltalk,Inc.
       30 Jericho Executive Plaza, Suite 400E
       Jericho, NY 11753

                                                        Re: Paltalk, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on October 5,
2021
                                                            File No. 333-260063

       Dear Mr. Katz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Janice
Adeloye at 202-551-3034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Michael Haden